UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



SCHEDULE 13G/A  Annual
As of 12/31/2010


AMERICAN PUBLIC EDUCATION, INC.
Common Stock
02913V103
Item 1.	a.	American Public Education, Inc.
		b.	111 West Congress Street
		c.	Charles Town, WV  25414

Item 2.	a.	D.F. Dent & Company, Inc.
		b.	2 East Read Street, 6th Floor
			Baltimore, Maryland 21202
		c.	Incorporated in the State of Maryland
		d.	Common stock
		e.	02913V103

Item 3.	Investment adviser registered under section 203 of the Investment
		Advisers Act of 1940

Item 4.	a.	1,140,768
		b.	6.17%
		c.	1.	1,140,768
			2.	      0
			3.	1,140,768
			4.
Item 5.		N/A
Item 6.		N/A
Item 7.		N/A
Item 8.		N/A
Item 9.		N/A